EXHIBIT 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (c)

In millions except per share amounts	2011	2010	2009
Earnings (loss) from continuing operations	$1,292	$644	$663
Discontinued operations	49	0	0
Net earnings (loss)	1,341	644	663
Effect of dilutive securities (a)	0	0	0
Net earnings (loss) – assuming dilution	$1,341	$644	$663
Average common shares outstanding	432.2	429.8	425.3
Effect of dilutive securities (a)
Restricted performance share plan	4.8	4.4	2.7
Stock options (b)	0	0	0
Average common shares outstanding – assuming dilution	437.0	434.2	428.0
Earnings (loss) per common share from continuing operations	$2.99	$1.50	$1.56
Discontinued operations	0.11	0	0
Net earnings (loss) per common share	$3.10	$1.50	$1.56
Earnings (loss) per common share from continuing operations – assuming dilution	$2.96	$1.48	$1.55
Discontinued operations	0.11	0	0
Net earnings (loss) per common share – assuming dilution	$3.07	$1.48	$1.55

(a)	Securities are not included in the table in periods when antidilutive.
(b)

Options to purchase 15.6 million, 18.2 million and 22.1 million shares for the years ended December 31, 2011, 2010 and 2009, respectively, were not included in the computation of diluted common shares outstanding because their exercise price exceeded the average market price of the Company’s common stock for each respective reporting date.

(c)	Attributable to International Paper Company common shareholders.